EXHIBIT 99.1

HEXO Corp formalizes its US presence with acquisition of production facility in Colorado

OTTAWA, June 28, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NYSE: HEXO) announces closing of the previously disclosed transaction to purchase its first US production facility through a wholly owned US subsidiary. The ~50,000 sq. ft. facility in Fort Collins, Colorado will provide US CPG companies and consumers access to the Powered by HEXO® technology and products.

“The Colorado facility will allow us to successfully execute on our US strategy, which includes supplying high quality Powered by HEXO® technology and leveraging our intellectual property portfolio across the United States,” said HEXO Corp CEO and co-founder Sebastien St-Louis. “The facility will also provide us with the necessary infrastructure to continue expanding our joint-venture with Molson Coors to create Truss CBD-infused beverages, while also creating the necessary capacity to support future, non-beverage CPG partnerships.”

The Colorado production facility, HEXO’s first in the US, is zoned for production of a full range of cannabis products and offers a variety of operational capabilities. The site is located along primary shipping routes and will be retrofitted to support Powered by HEXO® initiatives across the country, in compliance with all applicable laws and regulations.

Powered by HEXO® is the trusted solution for leading CPG companies to safely enter the cannabinoid market, combining HEXO's expertise in cannabis with CPG partners’ expertise in their industries to co-develop best-in-class cannabinoid-infused products.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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